Exhibit 14.1

UTZ BRANDS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

To All Associates, Officers and Directors:

As you all know the Utz story began in Hanover, Pennsylvania when Bill and Salie Utz started making and selling potato chips in 1921. Our culture is rooted deeply in this history with a reflection of Utz quality in our facilities, in our products and in our people.

All of us at Utz Brands, Inc. and our subsidiaries (collectively “Utz” or the “Company”) can be proud that one of the cornerstones of our people and business philosophy is our commitment to operating our business in a manner that is true to our history and tradition and in a responsible and ethical manner. The continued success of the Company rests with each of us demonstrating, on a day-to-day basis, honesty, respect, integrity and fair dealing toward our employees, suppliers, customers, stockholders and the general public.

This document has been developed to enable each of you to understand and follow the Company’s Code of Business Conduct and Ethics (the “Code”). It is not intended to make you an expert in any one area but instead has been prepared to alert you to potential problems and issues that may arise so that you may talk to your supervisor or to the Human Resources Department prior to acting. The document does not cover all issues that may arise in every locale where the Company does business but raises general issues that should be considered anywhere we do business.

The toll-free number below has been established and will provide a means to report potential violations and/or address questions regarding interpretation of the Code. NAVEX Global, an independent Ethics Hot Line call center and communications center, has been selected to receive these calls and communications and forward your concern to either Utz’s Human Resources Department or Legal Counsel, depending upon the nature of the call. Should you have any questions, or if you believe that you have been asked to do anything that violates the Code, you should notify your supervisor or immediately call the toll-free Ethics Hotline at 844.936.2711 or contact them on-line at https://utzsnacks.ethicspoint.com. You may remain anonymous on both phone and on-line communications if you so choose.

The Company will not permit retaliation for reports made or concerns raised in good faith. “Good faith” does not mean that the report or concern raised must be correct, but it does require that the person making the report or raising the concern believes that he or she is providing truthful information.

If you request confidentiality, every effort will be made to protect your identity when you report a potential violation. In some instances, however, it may be impossible to keep your identity confidential because of the demands of conducting a thorough investigation or because of legal requirements. If you are concerned about confidentiality, you may consider placing an anonymous call to the Ethics Hotline.

The Company is committed to complying with all laws applicable to our businesses and expects all employees, officers and directors to assure that this commitment is met.

/s/ Dylan Lissette

Dylan Lissette
Chief Executive Officer

Table of Contents

CODE OF BUSINESS CONDUCT AND ETHICS	1
Introduction	1
Basic Principles	1
Commitment to our Business Partners	2
Corporate Opportunities	3
Business Records and Confidentiality	3
Employment Practices	4
Health and Safety:	4
Substance Abuse:	5
The Environment and Sustainability:	5
Vendor Relationships:	5
Protection and Proper Use of Company Assets	5
Compliance With Laws, Rules and Regulations	5
Fair Dealing, Antitrust and Competition Laws:	6
Intellectual property (IP):	7
Political and Charitable Contributions:	7
Unauthorized Payments to Obtain Business:	7
Export Compliance and Prohibited Foreign Economic Boycotts:	8
Insider Trading Laws:	9
Conflict of Interest:	9
Internet and Social Media:	11
Postings on social media platforms established by the Company and its brands:	12
Timely and Truthful Public Disclosure	12
Waivers	13
Reporting Irregularities and Suspected Violations	13
Accountability for Violations	13

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

The Code applies to all employees and officers (collectively, “Associates”) and members of the Board of Directors (“Directors”) of Utz Brands, Inc. and all of its subsidiaries (collectively “Utz” or the “Company”) and provides principles for each of us to follow in the performance of our activities on behalf of the Company.

The policies outlined in this Code are designed to ensure that Associates and Directors act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. It also constitutes our code of ethics under applicable law, and the rules of the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

Associates and Directors who violate this Code will be subject to disciplinary action. Associates and Directors are expected to read the policies set forth in this Code and ensure that they understand and comply with them; provided that in the case of non-employee Directors compliance with this Code is subject to the provisions of the Company’s certificate of incorporation, bylaws and any investor rights agreement or stockholders agreement with the Company, then in effect. Any questions about the Code or the appropriate course of conduct in a particular situation should be directed to the Company’s Human Resources Department or the Company’s Legal Counsel. Any violations of laws, rules, regulations or this Code should be reported immediately, by following the procedures for reporting violations included in this Code, below. The Company will not allow retaliation against an Associate or Director for such a report made in good faith.

Any waiver of the provisions of this Code for executive officers or Directors of the Company may be made only by the board of directors and must be promptly disclosed to stockholders in accordance with the rules of the SEC and NYSE.

The principles in this Code are further supported and reinforced for Associates and Directors by various Company policies and standards of conduct. The various policies and standards of conduct are separate from this Code.

Basic Principles

The basic principles of business conduct to which Utz and our Associates and Directors are committed to follow are:

•	Compliance With All Applicable Laws

It is Company’s policy to comply with all applicable laws, rules and regulations applicable to its business activities. No Associate or Director may take any action that he or she knows to be in violation of any applicable law, rule or regulation.

All provisions of this Code are intended to comply with all applicable laws. In the event of any conflict between this Code and one or more applicable laws, the relevant applicable law shall apply.

•	No Conflict of Interest

No Associate or Director should put herself or himself in the position that personal interest influences or appears to influence their ability to make decisions in the best interest of the Company.

•	Observe Moral and Ethical Standards

Every Associate or Director must conduct his or her day-to-day business activities consistent with the moral and ethical standards of the locale in which she or he is conducting business.

While this Code has been written for all Associates and Directors, it is the management of the Company that is required to provide the tone-at-the-top and leadership required to make this Code a successful document. We must ensure that all Associates and Directors have sufficient resources to comply with the law and to resolve ethical questions. Our corporate culture must encourage each Associate to raise concerns. We must be sure not to sacrifice long-term ethical commitment in pursuit of business objectives.

Commitment to our Business Partners

The Company believes in the importance of the way we conduct ourselves and the way in which we do business with our business partners. The following reaffirms our commitment.

•	To our Associates – We are committed to maintaining a work environment that treats all persons with dignity and respect and affords an opportunity to grow professionally.

•	To our Consumers – We are committed to providing a safe and quality product.

•	To our Customers – We are committed to providing a quality product in a timely fashion.

•	To our Suppliers – We are committed to offering fair competition to all suppliers and to being a responsible customer.

•	To our Regulators – We are committed to compliance with all applicable laws and regulations as part of our routine business practice. We acknowledge our responsibilities to monitor compliance to these laws and regulations.

•	To our Auditors – We are committed to providing required disclosures and adhering to applicable compliance.

•	To our Headquarter Community – We are committed to being the type of citizen to Hanover, PA that we have shown to be over the last nearly 100 years and beyond.

•	To our Facility Communities – We are committed to being a good neighbor.

•	All Associates, Directors and contractors must accept responsibility for maintaining and enhancing the Company’s reputation for ethical business conduct, integrity and fairness in its business dealings. In its everyday business transactions, the Company must be seen to be dealing even handedly, transparently and honestly with all its consumers, customers, vendors, suppliers, Associates, contractors, governments, regulators and others with whom the Company has a relationship. Please see the Company’s Business Ethics Policy (Section 1105 of the Company’s policies) for further detail.

Corporate Opportunities

Other than may be permitted in our Certificate of Incorporation as then filed with the SEC, Associates and Directors are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors or stockholders of the Company (or existing on the date of the business combination transaction that formed Utz and disclosed in connection therewith). No Associates or Directors may use Company property, information or position for personal gain, and no Associate may compete with the Company directly or indirectly. Associates and Directors owe a duty to the Company to advance its legitimate interests whenever possible.

Business Records and Confidentiality

Our records must accurately and fairly reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

Each Associate and Director is responsible for the accuracy and integrity of all documents and records. No one is authorized to alter or qualify information on any record or document. All financial information must reflect actual transactions. No undisclosed or unrecorded assets or funds exist and none may be established.

Making false or misleading statements to anyone, including internal or external auditors, the Company’s Legal Counsel, other Company Associates or regulators can be a criminal act that can result in severe penalties.

During the course of working with the Company or serving on its Board of Directors, Associates and Directors will be exposed to and become aware of confidential information about the Company and its operations, customers, and suppliers which are valuable assets to the Company. Confidential information should be interpreted broadly as all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed (“Confidential Information”). Confidential Information may be used, where permitted, to perform an individual’s job functions, but it must not be shared with others outside the Company. In many instances third parties have provided information to the Company only on the Company’s commitment to keep such information confidential and to limit disclosure within the Company. Caution and discretion are required when using or disclosing any Confidential Information. Therefore, before using or disclosing any Confidential Information, be sure to check with our Chief Administrative Officer or the Company’s Legal Counsel on any contractual or other restrictions regarding disclosure.

Above all, Associates and Directors are expected to maintain the confidentiality of all Confidential Information, except when disclosure is authorized by the Company's Legal Counsel or required by laws or regulations. Please see the Company’s Confidentiality of Information Policy (Section 1110 of the Company’s policies) for further detail.

Employment Practices

The Company is committed to providing a work environment where all Associates and potential employees are treated with fairness, dignity and respect. It is the policy of the Company to provide equal opportunity to all persons without regard to race, color, religion, sex (including pregnancy, childbirth, or related medical conditions), sexual affectation or orientation, gender identity, national origin, ancestry, age, disability, genetic information, marital status, domestic partnership or civil union status, veteran status, or any other basis protected by law. . Please see the Company’s Equal Employment Opportunity Policy and Policy Against Discrimination, Harassment and Retaliation (Section 270 of the Company’s policies) for further detail.

It is the Company’s policy to provide a workplace free of all forms of harassment, discrimination and retaliation. In particular, an atmosphere of tension created by ethnic, racial, sexual or religious remarks, unwelcome sexual advances, or requests for sexual favors, will not be tolerated. Harassment of Associates, applicants, customers, contractors or suppliers by other Associates is a violation of Company policy.

Harassment is defined as any single incident or pattern of behavior where the effect, intentional or unintentional, creates a hostile, offensive or intimidating work environment. Harassment can encompass a wide range of behaviors and includes, without limitation, verbal harassment (epithets, derogatory statements, slurs), physical harassment (hitting, pushing or other aggressive physical contact) and visual harassment (posters, cartoons, drawings).

Unlawful sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature, (1) when submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment; (2) or is used as a basis for employment decisions; or (3) when such conduct has the purpose or effect of unreasonably interfering with an individual’s work performance by creating an intimidating, hostile, humiliating or sexually offensive work environment.

Harassment is prohibited whether it occurs in the workplace, at customer or vendor sites, or at other employment related events or activities. The Company will not permit, condone or tolerate sexual harassment of its Associates, vendors or guests. If such an instance should occur, you should immediately notify your supervisor or Human Resources. Please see the Company’s Equal Employment Opportunity Policy and Policy Against Discrimination, Harassment and Retaliation (Section 270 of the Company’s policies) for further detail.

Health and Safety:

All Company facilities must comply with all applicable government regulations and rules and with the Company policies and/or facility practices that promote health and safety in the work place. Each Associate must become familiar with the policies at your work location. It is important that your supervisor be advised immediately of any workplace injury or any potentially dangerous situation so that corrective action can be implemented. Please see the Company’s Employee Safety Policy (Section 805 of the Company’s policies) for further detail.

Substance Abuse:

Work requires clear thinking. Being under the influence of alcohol or drugs, or improperly using medication, diminishes an Associate’s ability to perform at his or her best. This is why Utz forbids the use of drugs and abuse of alcohol in the workplace in violation of company policy. The safety of our Associates and consumers depends on it. If you observe that another Associate’s performance on the job is impaired due to the use of alcohol, drugs or other substances, or that another Associate is using illegal substances or abusing alcohol on Company property, notify a member of management or the Human Resources Department, or contact the Corporate Compliance Officer. Please see the Company’s Drug and Alcohol Policy (Section 545 of the Company’s policies) for further detail.

The Environment and Sustainability:

As a good neighbor of the communities in which we operate and as an organization that understands our responsibility to preserve the environment, the Company is committed to a safe environment and sound environmental practices. The Company is committed to comply with the spirit as well as the letter of applicable environmental laws and regulations. Any potential violation of these laws must be immediately reported to your supervisor, the Environmental Manager for the facility or to the Corporate Compliance Officer.

Vendor Relationships:

All consultants, contractors and suppliers must be treated in a fair and reasonable manner consistent with good business practices. It is the Company’s policy to promote competitive procurement to the greatest extent practical. Our choices of consultants, contractors and suppliers must be made on the basis of reasoned criteria as applied on a common sense basis. Sourcing decisions are to be made based on ability and benefit to the Company, not on personal benefits or other factors that do not benefit the Company. Please see the Company’s Vendor Gift Giving Policy (Section 1100 of the Company’s policies) for further detail.

Protection and Proper Use of Company Assets

All Associates and Directors should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability and our views on sustainability. Any suspected incident of fraud or theft should be immediately reported for investigation. The Company’s equipment should not be used for non-Company business, though limited incidental personal use is permitted in accordance with the Company’s other policies. Please see the Company’s Company Property Policy (Section 520 of the Company’s policies) for further detail.

Compliance With Laws, Rules and Regulations

All provisions of this Code are intended to comply with all applicable laws. In the event of any conflict between this Code and one or more applicable laws, regulation or other applicable legal requirements, the relevant applicable law, regulation or legal requirement shall apply. If a local policy conflicts with a policy in the Code, Associates and Directors must comply with the Code.

The Company, all Associates and Directors shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business. Although not all Associates and Directors are expected to know the details of these laws, it is important to know enough about the applicable local, state and national laws to determine when to seek advice from your supervisor, the Corporate Compliance Officer or other appropriate personnel. Potential violations should be immediately reported to your supervisor, a member of management or the Corporate Compliance Officer.

In particular, the Chief Executive Officer, Chief Financial Officer, Controller and the principal accounting officer of the Company, and persons performing similar functions must adhere to and advocate:

•	for honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

•	compliance with both all applicable governmental laws, rules, and regulations;

•	compliance with the Company’s systems of internal accounting controls;

•	prompt internal reporting of any suspected of known violations of this Code in accordance with the parameters set forth in this Code; and

•	the understanding that failure to comply with this Code is cause for disciplinary action, up to and including termination of employment.

If a law, regulation or legal requirement conflicts with this Code, Associates and Directors must comply with the law, regulation and/or legal requirement.

We will cooperate with and be courteous to all government inspectors and provide them with the information to which they are entitled during an inspection. No Associate must ever conceal, destroy or alter any Company records, lie or make misleading statements to the government.

Fair Dealing, Antitrust and Competition Laws:

The Company’s Associates and Directors are required to behave honestly and ethically at all times and with all individuals they interact with in the work environment. Each Associate and Director is required to act in good faith with integrity and due care and deal fairly with the Company’s customers, suppliers, competitors, colleagues and other third parties. All forms of anti-competitive, deceptive conduct or unfair dealing practice through manipulation, concealment, abuse of privileged information, collusion or misrepresentation of material facts or any other similar unfair practice are strictly prohibited.

The antitrust laws of the United States and competition laws of other countries are intended to create a level playing field, and thus foster and preserve a competitive marketplace. It is the Company’s belief that such laws have contributed significantly to free markets and to the Company’s growth. Violation of these laws can occur:

•	if you have communications or agreements with competitors on prices, terms, sales policies or customer selection or classification (except for usual credit information) other competitively sensitive information or to allocate markets or customers;

•	if you attempt to suggest or agree with a competitor, supplier or customer on how he or she should deal with others, including who such person should or should not do business with; or

•	if you use unfair means to promote or sell the Company’s products.

Violation of the antitrust laws can result in severe penalties to the Company and to the individuals who participate in the violation (including potential prison sentences). The Company expects its Associates and Directors to comply fully with all applicable antitrust laws and antitrust compliance programs. In the event any proposed business practice on behalf of the Company presents a possible question under the antitrust laws, you are to consult with the Company’s Legal Counsel or the Corporate Compliance Officer so as to assure compliance with these laws.

Intellectual property (IP):

Patents, copyrights, trademarks and trade secrets are also valuable Company assets. Protect IP with a passion, and remember that the Company owns any work product (such as ideas, processes and inventions) that you develop or design in your work with us to the extent permitted by law. That ownership continues even if you leave our Company.

Political and Charitable Contributions:

Federal law regulates companies in making any direct or indirect contributions or expenditures in connection with any federal election. Similar statutes exist in many states regarding state and local elections. Violations of these laws can subject the Company and responsible individuals to severe penalties. It is the Company’s policy to adhere fully to these legal requirements. Any Director or Associate of the Company can, of course, contribute to any political party, candidate or political action committee, but any such contribution is to be on a personal basis, not on behalf of the Company and reimbursement is not to be sought from the Company, directly or indirectly.

Charitable contributions with Company funds, while often permissible, can in some circumstances be used as a disguise for bribery. Therefore, Company personnel must be careful to ensure, through due diligence and transparency, that charitable contributions and sponsorships do not constitute or give the appearance of bribery or conflicts of interest. Prior to making or committing to make a charitable donation or similar payment, Company personnel must consult with the Company’s Legal Counsel or the Corporate Compliance Officer to ensure that the proposed payment is in accord with Company policy.

Unauthorized Payments to Obtain Business:

The giving of gifts or payment of confidential commissions, bonuses, bribes or other types of unofficial remuneration to Associates or officials of any government or its agencies for any purpose is expressly forbidden as a matter of Company policy. Federal, state and foreign laws also make such payments illegal.

•	Government Officials: Utz prohibits improper international business practices and complies with all applicable anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar laws of host nations, and related anti-bribery conventions to the extent applicable. The FCPA is a special set of U.S. laws designed to prevent U.S. companies and their employees, third parties, representatives, and agents from bribing or corruptly influencing foreign officials, as defined under U.S. law. It is the policy of Utz that all Associates, Directors, third- parties, representatives, and agents of the Company are prohibited from offering, promising, making, authorizing or providing (directly, or indirectly through third parties) any payments, gifts, or the transfer of anything of value to any government official (including family members of the official) in any jurisdiction to influence or reward any official action or decision by such person for Utz’s benefit. Neither Utz funds nor funds from any other source, including personal funds, may be used to make any such payment or gift on behalf of or for the benefit of Utz in order to secure an improper business advantage.

Utz’s prohibition includes a prohibition on facilitation payments. Facilitation payments are token gifts or minor payments to clerical or low-level administrative employees to facilitate performance of routine administrative functions such as clerical processing or issuance of licenses.

The FCPA also contains significant internal accounting control and record keeping requirements that apply to Utz’s domestic operations. The FCPA’s intent in requiring these records is to ensure that a corporation maintains reasonable control over its assets. All Associates are responsible for following the Company’s procedures for carrying out and reporting business transactions and for ensuring that Utz’s books and records accurately and fairly reflect, in reasonable detail, Utz’s assets and transactions.

•	Commercial Bribery: Utz has a zero tolerance policy towards bribery, inducement and corruption. Bribery is the offer, promise, giving, demanding or acceptance of an advantage as an inducement for an action which is illegal, unethical, a breach of trust or the improper performance of a function or activity. Inducements can take the form of gifts, fees, rewards, jobs, internships, favors or other advantages.

Utz and its Associates and Directors must also comply with applicable federal and state laws which prohibit providing remuneration to induce the purchase or order of Company products that may be subject to reimbursement or payment by a government agency or other third party. Any Associate with questions about laws relating to such remuneration should consult with the Company’s Legal Counsel or the Corporate Compliance Officer.

Direct or indirect participation by any Associate or Director in any improper transaction or deviation from established Company accounting practices, including omitted or falsified expense reports or accounting entries, is strictly prohibited. Each Associate and Director has a direct, personal responsibility for complying with these laws and a violation of these laws will result in appropriate disciplinary action and could include termination.

Export Compliance and Prohibited Foreign Economic Boycotts:

Local export and economic sanctions laws can have global reach. It is the policy of Utz to comply with all applicable laws, including export compliance laws, economic sanctions laws, sanctions and embargoes, and anti-boycott legislation. All Associates and Directors must understand and comply with all such laws that apply to our provision of goods. Some countries are subject to stricter export controls. The policy of the company is that each business unit should ensure compliance with all applicable economic sanctions laws.

The policy of the Company is to strictly comply with U.S. laws pertaining to activities associated with prohibited foreign economic boycotts. These laws prohibit a wide variety of activities connected with such organized, illegal boycotts, including: refusing to do business with boycotted countries, their nationals or blacklisted companies; furnishing information about the Company’s or any person’s past, present or prospective relationship with boycotted countries or blacklisted companies; furnishing information about any person’s race, religion, sex, or national origin, or membership or support of charitable organizations supporting a boycotted country; discriminating against individuals or companies on the basis of race, religion, sex, national origin; and paying, honoring or confirming letters of credit containing boycott provisions. The law also requires that boycotting request be reported to the U.S. government.

Insider Trading Laws:

Trading in the stock or securities of a company, such as the Company, by an Associate or Director who is aware of material, non-public information may constitute “insider trading,” which is both illegal and against Company policy. Information is “material” if a reasonable investor would consider such information important in a decision to buy, hold or sell the securities. Information is non-public until it has been broadly disclosed to the marketplace (such as through a public filing with the SEC or the issuance of a press release) and the marketplace has had time to absorb the information.

The inappropriate sharing of material, non-public information with any other person (called “tipping”) is against Company policy and may also be illegal. The personal consequences of insider trading or tipping may be severe and include possible immediate termination, significant fines and imprisonment.

The Company has also determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Code engage in certain types of transactions. It is therefore the Company’s policy that any persons covered by this Code may not engage in any of the following transactions: (i) short sales of Company securities; (ii) publicly-traded options related to the Company’s securities and (iii) hedging transactions in the Company’s securities.

Questions about the propriety of any transaction in the Company’s or any corporations’ stock, bonds or other securities should be directed to the Corporate Compliance Officer or the Company’s Legal Counsel before undertaking the transaction.

Conflict of Interest:

A “conflict of interest” exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company. A conflict situation can arise when an Associate or Director takes actions or has interests that may make it difficult to perform his or her Company work or Company-related business activities objectively and effectively. Conflicts of interest may also arise when an Associate or Director, or members of his or her family, receive improper personal benefits as a result of his or her position at the Company. Loans to, or guarantees of obligations of, Associates and Directors and their family members may create conflicts of interest.

Experience has shown that where Company Directors or Associates have, directly or through a member of their immediate family, a significant financial or business interest in another company competitive with or doing business with the Company, the Director’s, officer’s or Associate’s efforts on behalf of the Company may be influenced to its detriment. It is almost always a conflict of interest for an Associate or Director to work simultaneously for a competitor, for an entity in which the Company has made or proposes to make an investment or for one of the Company’s sources of financing.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Corporate Compliance Officer or the Company’s Legal Counsel. Any Associate or Director who becomes aware of a conflict or potential conflict should bring it to the attention of the Company’s Legal Counsel or the Corporate Compliance Officer. The following are examples, not meant to be all-inclusive, of situations in which such outside interest may conflict with the Company’s standards of conduct and either are prohibited or require prior authorization in writing from the Company:

•	Except where authorized by the Company’s Board of Directors (or existing on the date of the business combination transaction that formed Utz and disclosed in connection therewith), the holding of a significant financial interest by the Associate or Director or any member of the Associate’s or Director’s immediate family in the business of any supplier to the Company, or of any competitor with, or customer of the Company, when the Associate or Director is in a position to influence the relationships between the Company and supplier, customer or competitor is prohibited. Significant financial interest means an investment of any amount in any company, the securities of which are not publicly listed or quoted, or in excess of 1% of the outstanding stock of any company that is so listed or quoted. It also means any borrowing from them except a personal transaction with a bank or comparable financing organization.

•	The holding by any Associate or Director of a position as director, officer or other Associate of a competitor, customer or supplier is also prohibited without written Company authorization.

•	The holding by any member of the Associate’s or Director’s immediate family, without written Company authorization, of any position as director, officer or other Associate of any Company supplier, competitor or customer when such family member or the Associate or Director is in a position to influence the relationship between the Company and such supplier, competitor or customer is prohibited.

•	The holding by an Associate of the position of director in any commercial enterprise without written Company authorization is prohibited.

•	Business decisions by Associates and Directors are expected to be made fairly and impartially and on the basis of quality, reputation, service, price and similar competitive factors. The receipt by the Associate or Director, any member of the Associate’s or Director’s immediate family, or anyone designated by the Associate or Director, of anything of value in any way connected with the placing of business with or by any Company supplier or customer is prohibited. The Company interprets the scope of permissible conduct in this regard very narrowly. No Associate or Director may accept any material gift or other thing of value which acts as an inducement for an action which is illegal, unethical, a breach of trust or the improper performance of a function or activity.

•	The purchase of any materials, equipment, property or services at a cost to the Company in excess of the fair and reasonable value for them in a free, open, and competitive market is prohibited.

•	Competing with the Company by an Associate or Director in the purchase or sale of any kind of property, tangible or intangible, is prohibited.

•	Disclosure while an Associate or Director of the Company and thereafter of any of the Company’s confidential business information or trade secrets, such as financial data, formulas, processes, advertising methods, marketing strategies or prospective transactions, to any other person, firm or corporation is prohibited except when such disclosure has been specifically authorized, in advance, in writing by Company management.

•	The use, directly or indirectly, of confidential business information while a Director or an Associate and thereafter for the Director’s or the Associate’s personal benefit or for the benefit of his or her immediate family or any other person, firm or corporation or conversely, the use of such information by the Director or Associate to the detriment of the Company is prohibited.

Internet and Social Media:

All confidentiality policies included in this Code apply to public disclosures, social networking sites, posts and social media applications (e.g., Twitter, Facebook, Instagram etc.) for both professional and personal use. Internet or social media postings that you make should not disclose any information that are trade secrets (which may include information about the development of systems, process, products, know-how and technology) or that is confidential or proprietary to the Company’s business, such as internal reports, policies, procedures, business prospects, developments such as acquisitions or divestitures or other internal business-related confidential communications, or confidential information that any third party has disclosed to the Company. If a Director or an Associate comments on any aspect of the Company’s business in a public forum, he or she must clearly identify themselves as a Director or an Associate and include the following disclaimer: “the views expressed are mine alone and do not necessarily reflect the views of Utz Brands, fellow Associates, customers, suppliers or other people working on behalf of Utz Brands.” You should express only your own opinions, and never represent yourself as a spokesperson for the Company (unless you are duly authorized in advance to do so). Internet and social media postings must respect copyright, privacy, fair use, financial disclosure, and other applicable laws. For example, it is illegal to communicate or give a “tip” on inside information to others so that they may buy or sell stock or other securities. Associates should neither claim nor imply that they are speaking on the Company’s behalf. If the Company is a subject of content that you post, be clear that you are a Company Associate.

Any postings that you may make in these settings should follow the rules and guidelines below, in addition to complying with the material above:

•	Know and follow the rules. Carefully read these guidelines and the Code, and ensure that your postings are consistent with these policies. Inappropriate postings that may include discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct will not be tolerated and may subject you to disciplinary action up to and including termination.

•	Be respectful. Always be fair and courteous to fellow Associates, customers, suppliers, people who work on behalf of the Company and the public. Keep in mind that you are more likely to resolve workplace related issues by speaking directly with your co-workers or using established mechanisms that are available to you than by posting complaints or criticisms on a social media channel. Nevertheless, if you decide to post complaints or criticism, avoid using statements, photographs, video or audio that reasonably could be used as malicious, obscene, threatening or intimidating, that disparage customers, Associates, suppliers or others, or that might constitute harassment or bullying. Examples of such conduct might include offensive posts meant to harm intentionally someone’s reputation or posts that could contribute to a hostile work environment on the basis of race, sex, disability, religion or any other status protected by law or Company policy.

•	Be honest and accurate. Make sure you are always honest and accurate when posting information or news, and if you make a mistake, correct it quickly. Be open about any previous posts that you have altered. Remember that the Internet and social media archives almost everything. Therefore, even deleted posts can be searched. Never post any information or rumors that you know to be false about the Company, other Associates, customers, suppliers, other people who work on behalf of the Company, competitors, or the public.

Postings on social media platforms established by the Company and its brands:

Directors and Associates must get approval before posting about the Company and on its behalf on the Facebook pages, Twitter accounts, and other social media platforms that the Company has established to communicate with the public about the Company and its brands.

The provisions in the bullet points above shall be in addition to, and not in substitution of, or in limitation of, any duties and obligations undertaken by an Associate pursuant to any confidentiality or other agreement between such Associate or Director and the Company.

In instances where written Company authorization is required, such authorization shall be determined on a case-by-case basis and the granting or denying thereof shall be within the sole and absolute discretion of the Company.

Please see the Company’s Internet and Social Media Policy (Section 620 of the Company’s policies) for further detail.

Timely and Truthful Public Disclosure

In reports and documents filed with or submitted to the SEC and other regulators by the Company, and in other public communications made by the Company, the Associates and Directors involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Associates and Directors shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors.

Waivers

Any waiver of this Code for executive officers or Directors may be made only by the Company’s Board of Directors or its Audit Committee and will be promptly disclosed as required by law or stock exchange regulation. The Company may provide any information required by legal disclosure requirements related to the granting of a waiver or an amendment to this Code via the Company’s Internet website within four business days following the date of the amendment or waiver. If the Company elects to disclose such information through its website, such information will remain available on the website for at least a 12-month period. Following the 12-month period, in accordance with applicable law the Company must retain the information for a period of not less than five years. Notwithstanding the foregoing, the Company policies referenced herein shall not be deemed part of this Code or integrated herewith, and any amendments or waivers thereof, shall be deemed not to be waivers of this Code.

Reporting Irregularities and Suspected Violations

The Company’s Directors, Chief Executive Officer, senior financial officers any in-house chief legal officer of the Company and other Company professionals serving in a finance, accounting, corporate treasury or tax role shall promptly report (confidentially or anonymously, if desired) any known or suspected violations of laws, rules, regulations or provisions this Code, or any other matters that would compromise the integrity of the Company’s financial statements, to the Chairman of the Company’s Audit Committee. All other Associates should consult with the Company’s Legal Counsel or other appropriate personnel about known or suspected illegal or unethical behavior. These Associates may also report questionable behavior in the same manner as they may report complaints regarding accounting, internal accounting controls or auditing matters by notifying (anonymously, if desired) the Chairman of the Audit Committee. No retaliatory action of any kind will be permitted against anyone making such a report in good faith, and the Company’s Audit Committee will strictly enforce this prohibition. “Good faith” does not mean that the report or concern raised must be correct, but it does require that the person making the report or raising the concern believes that he or she is providing truthful information.

The Audit Committee may be contacted by mail at the address listed below:

Utz Brands, Inc.

Attn: Audit Committee

900 High Street

Hanover PA 17331

Accountability for Violations

If the Company’s Audit Committee or its designee determines that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Associate or Director may be disciplined for noncompliance with penalties up to and including removal from office or dismissal. Such penalties may include written notices to the individual involved that a violation has been determined, censure by the Audit Committee, demotion or re-assignment of the individual involved and suspension with or without pay or benefits. Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Associate or Director and the Company. All Associates and Directors are expected to cooperate in internal investigations of misconduct.

APPENDIX: CONTACT LIST

ETHICS HOTLINE

NAXEX GLOBAL

Website: https://utzsnacks.ethicspoint.com

Phone: 844.936.2711

Information is also on Company intranet site.

CORPORATE COMPLIANCE OFFICER

Utz Brands, Inc.

Attn: Todd Staub, Executive Vice President and Chief Administration Officer

tstaub@utzsnacks.com

Phone: 717.637.6644

Utz Brands, Inc.

900 High Street

Hanover PA 17331

HUMAN RESOURCES

Utz Brands, Inc.

Attn: James Sponaugle, Senior Vice President Human Resources and Personnel Development

jsponaugle@utzsnacks.com

Phone: 717.969.1254

Utz Brands, Inc.

900 High Street

Hanover PA 17331

LEGAL COUNSEL TO UTZ BRANDS, INC.

Cozen O'Connor

Attn: Jeremiah G. Garvey

jgarvey@cozen.com

Phone: 412.620.6570

Cozen O'Connor

301 Grant Street, 41st Floor

Pittsburgh, PA 15219